UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOSAIC INVESTMENT PLAN

Former Name: IMC Global Inc. Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company

Atria Corporate Center - Suite E490

3033 Campus Drive

Plymouth, MN 5441

763-577-2700

IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

EIN No. 20-0891589

Plan No. 004

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

EIN No. 20-0891589

Plan No. 004

Report of Independent Registered Public Accounting Firm

The Plan Administrator

IMC Global Inc. Profit Sharing and Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the IMC Global Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2004 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Plan as of and for the year ended December 31, 2003 were audited by other auditors whose report thereon, dated June 8, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

April 29, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator

IMC Global Inc.

    Profit Sharing and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the IMC Global Inc. Profit Sharing and Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

June 8, 2004	Ernst & Young LLP
Chicago, IL

2

I MC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

EIN No. 20-0891589

Plan No. 004

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Cash	$—	29,828
Interest in Master Trust Fund	62,767,285	57,508,762
Investments, at fair value	150,624,062	130,572,178
Receivables:
Participant contributions	—	213,752
Employer contributions	6,901,983	6,446,337

Total receivables	6,901,983	6,660,089

Net assets available for benefits	$220,293,330	194,770,857

See accompanying notes to financial statements.

3

IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

EIN No. 20-0891589

Plan No. 004

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:
Investment income (loss):
Interest and dividends	$2,461,740	2,184,640
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	8,250,253	15,606,148
Common collective trust funds	2,091,685	4,112,335
IMC Global Inc. common stock	7,855,861	(663,553)
The Mosaic Company common stock	2,136,430	—
Income from Master Trust Fund	2,813,678	2,793,731

Total investment income	25,609,647	24,033,301

Contributions:
Participants	7,855,447	7,520,110
Employer	10,614,259	9,979,425

Total contributions	18,469,706	17,499,535
Fidelity Plan Expense Rebate	56,623	—
Net transfers from other plans	36,433	135,443

Total additions	44,172,409	41,668,279

Deductions:
Benefits paid	18,639,409	15,510,318
Administrative fees	10,527	9,848

Total deductions	18,649,936	15,520,166

Net increase	25,522,473	26,148,113
Net assets available for benefits:
Beginning of year	194,770,857	168,622,744

End of year	$220,293,330	194,770,857

See accompanying notes to financial statements.

4

IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the IMC Global Inc. Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established on March 1, 1988. The Plan is a defined-contribution plan maintained by The Mosaic Company (the Company) for eligible salaried and nonunion hourly employees of Mosaic Global Operations Inc., Mosaic Phosphates MP Inc. (Port Sutton employees only through December 23, 2003), Mosaic Potash Carlsbad Inc., and Mosaic USA Holdings Inc. Employees are eligible to participate in the Plan immediately upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Background

Effective January 1, 1998, the Company added a profit-sharing provision to the Plan. The Plan became the primary retirement vehicle for all employees not covered by a collective bargaining agreement who were either: (1) not participants in a Company-sponsored qualified defined benefit pension plan or (2) hired on or after January 1, 1998. Employees who were participants in the qualified defined-benefit pension plan as of December 31, 1997 were given the option of remaining in such plan or becoming a participant in the profit-sharing feature of this Plan effective January 1, 1998.

Effective January 1, 2003, certain participants in the qualified defined-benefit pension plan who elected, or were deemed to have elected prior to January 1, 1998, to remain in the qualified defined-benefit pension plan or become a participant in this Plan commenced participation in the profit-sharing feature of this Plan.

(c)	Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions from 1% to 80% of participants’ eligible pay [subject to Internal Revenue Service (IRS) limits] in before-tax dollars, after-tax dollars, or a combination of both. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). For the years ended December 31, 2004 and 2003, the Company matched up to 6% of a participant’s eligible pay as follows: $1 for every $1 a participant contributes to the Plan, up to the first 3% of a participant’s eligible pay and $0.50 for every $1 that a participant contributes to the Plan on the next 3% of a participant’s eligible pay. The Company also makes a profit-sharing contribution, subject to certain limitations and requirements. All or any portion of the profit-sharing or Company matching contributions initially deposited to the Mosaic Stock Fund may be in the form

5	(Continued)

IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2004 and 2003

of cash or shares of The Mosaic Company common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for profit-sharing contributions.

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company contributions and (b) Plan earnings and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(e)	Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

(f)	Investment Programs

The Plan’s investments are administered by Putnam Fiduciary Trust Company. Participants can choose from among fifteen investment funds, one of which is a pooled fund (Master Trust Fund) shared by one other Mosaic 401(k) plan. Additionally, subject to certain requirements and limitations, a self-directed brokerage account is offered whereby participants can choose from thousands of investments outside the Plan’s fund line-up in which to invest a portion of their Plan account.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

(g)	Vesting

Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the Company profit-sharing portion of their account after either five years of service, attaining age 65, or death while an employee. Forfeitures of nonvested participant accounts are used first to restore profit-sharing accounts for re-employed employees who are entitled to have forfeitures restored and are then used to offset Company profit-sharing contributions. In 2004, employer contributions were reduced by $396,390 from forfeited nonvested accounts.

In the event a former IMC employee who directly transferred to The Mosaic Company is involuntarily terminated from employment other than for cause within 24 months of the October 22, 2004 merger between IMC Global Inc. and Cargill’s Crop Nutrition Business unit, the employee shall become 100% vested in his/her profit sharing account. In the event an employee voluntarily terminates employment or is terminated for cause and he/she has not met the Plan’s vesting requirement, the employee’s profit sharing account will be forfeited.

6	(Continued)

IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2004 and 2003

(h)	Withdrawals

Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59 1/2 or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.

Subject to potential IRS penalties, participants who terminate their employment and have a vested account balance in excess of $5,000 may: (1) receive their distribution in a lump sum, (2) defer their lump sum payment to a later date but no later than age 70 1/2, or (3) receive annual installment payments for up to 10 years beginning immediately or at a later date. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if: the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(i)	Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant’s account. Generally, loan payments are made by payroll deductions. The loan interest that will be charged for both general purpose and residential loans is calculated on a monthly basis using the prime rate, as quoted in The Wall Street Journal, plus 1%.

(j)	Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Investment Valuation and Income Recognition

Except for guaranteed investment contracts, investments are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of master trust, mutual, and common collective trust funds is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost, which approximates fair value. Guaranteed investment contracts are carried at contract value.

Net income or loss from the Master Trust Fund is allocated monthly to each participating plan based on the ratio of each plan’s equity to the total equity of all participating plans prior to the allocations.

7	(Continued)

IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2004 and 2003

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)	Reclassifications

Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

(3)	Investment in Master Trust Fund

Assets of the Stable Value Fund are shared by one other IMC Global Inc. 401(k) plan. The Plan held approximately an 87% interest in the Stable Value Fund at both December 31, 2004 and 2003.

The equitable shares in the Master Trust Fund of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

The net assets of the Stable Value Fund as of December 31, 2004 and 2003 were as follows:

	2004	2003
Putnam Stable Value Fund	$71,578,525	54,877,669
Guaranteed Investment Contracts:
Business Men’s Assurance Co.	—	3,208,624
Rabobank Nederland	274,487	435,099
Allstate Life Insurance Co.	—	4,123,600
John Hancock Life Insurance Co.	—	1,988,483
Protective Life Insurance Co.	—	1,031,118
Pending investment transactions	—	264,405

Net assets	$71,853,012	65,928,998

Net earnings in the Stable Value Fund for the years ended December 31, 2004 and 2003 were $3,218,394 and $3,171,805, respectively.

8	(Continued)

IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2004 and 2003

(4)	Significant Investments

Individual investments that represent 5% or more of net assets available for benefits were as follows:

	December 31
	2004	2003
Mutual funds:
Fidelity Magellan Fund	$19,253,697	21,562,549
Putnam Equity Income Fund	26,383,696	25,379,830
Putnam Asset Allocation – Balanced Portfolio	10,709,185	10,989,667
T. Rowe Price Small Cap Stock Fund	15,283,667	12,468,618

Common collective trust funds:
Putnam S&P 500 Index Fund	18,038,688	15,640,534

IMC Global Inc. common stock	—	15,730,748

The Mosaic Company common stock	25,928,929	—

(5)	Federal Income Tax Status

The Plan has received a determination letter from the IRS dated September 18, 2002 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits per the financial statements	$220,293,330	194,770,857
Deemed distributions of participant loans	(167,729)	(162,541)

Net assets available for benefits per the Form 5500	$220,125,601	194,608,316

9	(Continued)

IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

EIN No. 20-0891589

Plan No. 004

Notes to Financial Statements

December 31, 2004 and 2003

	Year ended December 31,
	2004	2003
Benefits paid to participants per the financial statements	$18,639,409	15,510,318
Deemed distribution of participant loans at December 31, 2004	167,729	—
Deemed distribution of participant loans at December 31, 2003	(162,541)	162,541
Deemed distribution of participant loans at December 31, 2002	—	(126,796)

Benefits paid to participants per the Form 5500	$18,644,597	15,546,063

Deemed distributions are recorded on the Form 5500 but are not reflected on the financial statements.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

A portion of the Plan’s net assets are invested in the common stock of The Mosaic Company. The underlying value of The Mosaic Company common stock is entirely dependent upon the performance of The Mosaic Company and the market’s evaluation of such performance.

(8)	Subsequent Event

Following the business combination of IMC Global Inc. and Cargill’s Crop Nutrition business unit to form a new company, The Mosaic Company, effective January 1, 2005, the Plan was renamed the Mosaic Investment Plan and participants’ Plan assets were transferred from Putnam Fiduciary Trust Company to The Vanguard Group, whereupon some investment options changed. The Vanguard Group became the new service provider and trustee for the Mosaic Investment Plan. In addition, a portion of the Cargill Partnership Plan assets was spun off into this Plan which covered certain employees of Cargill, Incorporated and its affiliates who were employed with The Mosaic Company effective January 1, 2005.

10	(Continued)

SUPPLEMENTAL SCHEDULE

IMC GLOBAL INC. PROFIT SHARING AND SAVINGS PLAN

EIN No. 20-0891589

Plan No. 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer	Description	Number of shares	Current value
Putnam Fiduciary Trust Company*	Putnam Equity Income Fund	1,514,563	$26,383,696
	Putnam S&P 500 Index Fund	587,006	18,038,688
	Putnam Asset Allocation – Balanced Portfolio	1,008,398	10,709,185
	Putnam International Growth Fund	131,770	3,137,455
	Putnam Investors Fund	51,091	650,893
	Capital Guardian Emerging Markets Equity Fund	308,687	3,099,215
	Putnam Asset Allocation – Growth Portfolio	163,554	1,828,536
	Putnam Asset Allocation – Conservative Portfolio	59,558	544,361
	Putnam Money Market Fund – SDB	1,904,325	1,904,325
	Self-directed brokerage account	—	6,639

Fidelity Management Trust Company	Fidelity Magellan Fund	185,506	19,253,697
	Fidelity Diversified Int’l Fund	70,115	2,008,101

T. Rowe Price Trust Company	T. Rowe Price Small Cap Stock Fund	480,316	15,283,667

PIMCO	PIMCO Total Return Fund – Institutional	890,035	9,496,678

Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund	270,977	8,327,113

The Mosaic Company*	The Mosaic Company common stock	1,588,782	25,928,929

Loans to participants	Varying maturities with interest rates ranging from 5% to 10%	—	3,855,155

			$150,456,333

*	Indicates party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee of The Mosaic Company and on the dates indicated.

Signature	Title	Date
Kevin F. Brindley Kevin F. Brindley	Member, Employee Benefits Committee	June 29, 2005

Richard L. Mack Richard L. Mack	Member, Employee Benefits Committee	June 29, 2005

Steven L. Pinney Steven L. Pinney	Member, Employee Benefits Committee	June 29, 2005

Lawrence W. Stranghoener Lawrence W. Stranghoener	Member, Employee Benefits Committee	June 29, 2005

David W. Wessling David W. Wessling	Member, Employee Benefits Committee	June 29, 2005

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23.1	Consent of KPMG LLP, independent registered public accounting firm		X

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm		X

32.1	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code		X

32.2	Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code		X

E-1